SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Cardica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14141R101

(CUSIP Number)

Said S. Hilal President and Chief Executive Officer Applied Medical Corporation 22872 Avenida Empresa Rancho Santa Margarita, California 92688 (949) 713-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Rick C. Madden, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000
February 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

CUSIP No. 14141R101

1.	NAMES OF REPORTING PERSONS: Applied Medical Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,300,000[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,300,000[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%[2]
14.	TYPE OF REPORTING PERSON CO

[1]	Sole voting power and sole dispositive power are held indirectly through control of Applied Medical Resources Corporation, a California corporation, a wholly owned subsidiary of the reporting person.
[2]

Based on 36,265,970 shares of Common Stock outstanding as of February 8, 2012, as disclosed in the Issuer’s final prospectus supplement, filed with the Securities and Exchange Commission on February 8, 2012.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cardica, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 900 Saginaw Drive, Redwood City, California 94063.

Item 2.	Identity and Background.

This Statement is being filed by Applied Medical Corporation, a Delaware corporation (the “Company”). The Company is indirectly the beneficial owner of the shares of Common Stock to which this Statement relates through its control of Applied Medical Resources Corporation, a California corporation (“AMRC”), a wholly owned subsidiary of the Company that holds such shares of Common Stock directly. The address of the principal place of business and principal office of the Company is 22872 Avenida Empresa, Rancho Santa Margarita, California 92688. The Company, together with its subsidiaries, is engaged in the development, manufacture and marketing of medical devices for general, colorectal, bariatric, vascular, gynecological, urological and pediatric surgical procedures. Schedule A attached to this Statement and incorporated herein by reference (“Schedule A”) sets forth the information required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D with respect to each executive officer and director of the Company (the “Schedule A Persons”).

During the last five years, neither the Company nor, to the Company’s knowledge, any of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Company nor, to the Company’s knowledge, any of the Schedule A Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Company is a Delaware corporation. Each of the Schedule A Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 13, 2012, AMRC acquired 3,300,000 shares of Common Stock in the Issuer’s public offering of Common Stock at a purchase price of $1.65 per share. The funds used by AMRC to acquire the shares of Common Stock described herein were from working capital. As of the date hereof, the total number of shares of Common Stock held by the Company is 3,300,000 shares.

Item 4.	Purpose of Transaction.

The Company acquired beneficial ownership of the shares of Common Stock described herein for investment and strategic purposes. Neither the Company nor any of the Schedule A Persons has any present plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

The Company intends to continuously review its investment in the Issuer and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it, (iii) to enter into a technology development agreement, joint marketing agreement or other strategic partnership with the Issuer, or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in Items 4(a) to 4(j) of Schedule 13D. Notwithstanding anything contained herein, the Company specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Company currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Company and its subsidiaries; developments with respect to the business of the Company and its subsidiaries; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The following information with respect to the ownership of Common Stock by the Company is provided as of February 14, 2012:

AMRC beneficially owns 3,300,000 shares of Common Stock, or approximately 9.1% of the Issuer’s outstanding Common Stock. The Company, as the sole stockholder of AMRC, may be deemed to beneficially own the shares of Common Stock beneficially owned by AMRC. To the best knowledge of the Company, none of the Schedule A Persons beneficially owns any shares of Common Stock.

The Company, through its control of AMRC, has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the shares of Common Stock held by AMRC.

The information contained in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 5. Other than as disclosed in Items 3 and 4 of this Statement, neither the Company nor, to the best knowledge of the Company, any of the Schedule A Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2012

APPLIED MEDICAL CORPORATION

By:	/s/ Said S. Hilal
Name: Said S. Hilal
Title: President and Chief Executive Officer

Schedule A

Directors and Executive Officers of

Applied Medical Corporation

The name and present principal occupation of each director and executive officer of Applied Medical Corporation are set forth below. Unless otherwise noted, the business address of each person listed below is c/o Applied Medical Corporation, 22872 Avenida Empresa, Rancho Santa Margarita, California 92688. All directors and executive officers listed below are United States citizens.

Name	Principal Occupation and Business Address (if applicable)

Said S. Hilal	President and Chief Executive Officer and Director, Applied Medical Corporation

Nabil Hilal	Group President, Technology and Director, Applied Medical Corporation

Samir Tall	Chief Financial Officer, Applied Medical Corporation

Stephen E. Stanley	Group President, Distribution, Applied Medical Corporation

Gary Johnson	Group President, Surgical, Applied Medical Corporation

Michael Vaughn	Vice President, General Counsel and Secretary, Applied Medical Corporation

Kari Moore	Chief Accounting Officer, Applied Medical Corporation

Dennis L. Fowler, M.D.	Director of Applied Medical Corporation; Professor of Clinical Surgery at Columbia University College of Physicians and Surgeons

Mark P. de Raad	Director of Applied Medical Corporation; Executive Vice President and Chief Financial Officer of Masimo Corporation, 40 Parker, Irvine CA 92618

Leslee A. Temple, FASLA	Director of Applied Medical Corporation; President, Nuvis Landscape Architecture and Planning, 3151 Airway Avenue, Suite J-3, Costa Mesa, CA 92626

Thomas M. Kasten	Director of Applied Medical Corporation; Mayor of Hillsborough, CA